[redacted]

06050126

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 25 2006
WASH, D.C.
209

OMB Number:	
OMB Number:	3235-0123
Expires:	January 31, 2007
Estimated average burden hours per response	12.00

SEC FILE NUMBER
8-45002

REPORT FOR THE PERIOD BEGINNING 7/1/2005 (MM/DD/YY) AND ENDING 6/30/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

I.C.R. Financial Center, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7863 Girard Avenue, Suite 300
(No. and Street)

La Jolla, CA 92037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Adolf Kohn (858) 456-6070
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BOROS & FARRINGTON
(Name - if individual, state last, first, middle name)

11770 Bernardo Plaza Court, Suite 210, San Diego, CA 92128
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 29 2006
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Adolf Kohn, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.C.R. Financial Center, Inc., as of June 30, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

State of California
County of San Diego
Subscribed and sworn to (or affirmed) before me on 8/23/2006
by Adolf Kohn, personally known to me
or proved to me on the basis of satisfactory evidence
to be person(s) who appeared before me.
Ramona Khyrolomoor, Notary Public

Signature of Notary Public

Notary Public

Signature

President

Title

OFFICIAL SEAL
RAMONA KHYROLOMOOR
NOTARY PUBLIC-CALIFORNIA
COMM. NO. 1377760
SAN DIEGO COUNTY
MY COMM. EXP. OCT. 31, 2006

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

I.C.R. FINANCIAL CENTER, INC.

Financial Statements

And

Independent Auditor's Report

June 30, 2006

I.C.R. FINANCIAL CENTER, INC.

Table of Contents

Boros & Farrington
CERTIFIED PUBLIC ACCOUNTANTS
A Professional Corporation

11770 Bernardo Plaza Court, Suite 210
San Diego, CA 92128-2424
(858) 487-8518 Fax (858) 487-6794

INDEPENDENT AUDITOR'S REPORT

Board of Directors
I.C.R. Financial Center, Inc.

We have audited the accompanying statement of financial condition of I.C.R. Financial Center, Inc. as of June 30, 2006, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of I.C.R. Financial Center, Inc. at June 30, 2006 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule of computation of net capital pursuant to Rule 15c3-1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 9, 2006

I.C.R. FINANCIAL CENTER, INC.

Statement of Financial Condition

June 30, 2006

ASSETS

Cash	$59,453
Receivables	1,420
Prepaid and other assets	914
	$61,787

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities	
Accounts payable and accrued expenses	$ 9,590
Stockholders' equity	
Common stock, 1,000,000 shares authorized, 500,000 shares issued and outstanding	50,000
Retained earnings	2,197
Total stockholders' equity	52,197
	$61,787

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Operations

Year Ended June 30, 2006

Revenues	
Commissions	$1,443,830
Other	8,832
Total revenues	1,452,662
Expenses	
Commissions and clearing charges	808,831
Consulting fee	460,000
Occupancy	99,054
Outside services	34,990
Communications	25,749
Licenses and registrations	15,638
Other	8,797
Total expenses	1,453,059
Net loss	$ (397)

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Changes in Stockholders' Equity

Year Ended June 30, 2006

	Common Stock *Shares*	*Common Stock* *Amount*	*Retained Earnings*	*Total*
Balance, beginning of year	500,000	$50,000	$ 2,594	$52,594
Net loss	-	-	(397)	(397)
Balance, end of year	500,000	$50,000	$ 2,197	$52,197

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Statement of Cash Flows

Year Ended June 30, 2006

Cash flows from operating activities	
Net loss	$ (397)
Adjustments to reconcile net loss to net cash from operating activities	
Changes in operating assets and liabilities	
Receivables	(136)
Prepaid and other assets	242
Accounts payable and accrued expenses	6,845
Net cash from operating activities	6,554
Cash, beginning of year	52,899
Cash, end of year	$59,453

See notes to financial statements.

I.C.R. FINANCIAL CENTER, INC.

Notes to Financial Statements

1. **THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES**

The Company. I.C.R. Financial Center, Inc. (the "Company") is a subsidiary of Reiblinger Consulting Corporation ("RCC"). The Company is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the National Association of Securities Dealers ("NASD") and the Securities Investor Protection Corporation. The Company provides investment advisory and broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition. Security transactions and the related commission revenue and expense are recorded on a settlement date basis. Investment management, advisory, and consulting fees are recognized when earned.

Income Taxes. The Company files consolidated federal and state income tax returns with RCC. RCC has sufficient net operating losses to offset the Company's taxable income. Accordingly, no provision for income taxes has been reflected in the accompanying financial statements.

Concentration of Credit Risk. The company maintains a cash balances with a financial institutions. Management performs periodic evaluations of the relative credit standing of the institutions. The Company has not sustained any material credit losses relating to its cash accounts.

Receivables are due primarily from individual customers and financial institutions such as investment companies, insurance companies, and clearing broker/dealers. No allowance for doubtful accounts was considered necessary at June 30, 2006.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2006 reasonably approximate the fair values for financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2006.

2. **RELATED PARTY TRANSACTIONS**

During fiscal 2006, the Company paid a consulting fee of $460,000 to RCC.

3. **NET CAPITAL REQUIREMENTS**

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

At June 30, 2006, the Company had a ratio of 0.19 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2006, the Company had net capital of $50,623 which was $45,623 in excess of the amount required by the SEC.

4. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company relies on Section K (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

****

I.C.R. FINANCIAL CENTER, INC.

Computation of Net Capital
Pursuant to Rule 15c3-1

June 30, 2006

	FOCUS X-17A-5 Part IIA
Total stockholders' equity	$52,197
Less non-allowable assets	
Receivables	1,074
Other assers	500
Net capital	$50,623
Total aggregate indebtedness	$ 9,590
Ratio of aggregate indebtedness to net capital	0.19
Minimum net capital required	$5,000

Note: There are no differences between the net capital reported above and the net capital reported on form FOCUS X-17A-5 Part IIA as of June 30, 2006.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL CONTROL STRUCTURE

I.C.R. Financial Center, Inc.:

In planning and performing our audit of the financial statements and supplementary schedules of I.C.R. Financial Center, Inc. (the "Company") for the year ended June 30, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control. Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving the control environment and accounting system and their operation that we consider to be a material weakness as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2006, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used by anyone other than these specified parties.

Boros & Farrington APC

Boros & Farrington APC
San Diego, California
August 9, 2006